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Philip P. Rossetti
+1 617 526 6439 (t	)
+1 617 526 5000 (f	)
philip.rossetti@wilmerhale.com

April 13, 2007

By EDGAR Submission

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: William Bennett

Re:
Starent Networks, Corp.
Registration Statement on Form S-1 and Amendment No. 1 thereto
File No. 333-141092

Ladies and Gentlemen:

On behalf of Starent Networks, Corp. (the "Company"), submitted herewith for filing is Amendment No. 2 ("Amendment No. 2") to the Registration Statement referenced above (the "Registration Statement").

Amendment No. 2 is being filed in response to comments contained in the letter dated April 5, 2007 from Michele M. Anderson of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ashraf M. Dahod, the Company's President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff's letter. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

General

1.
We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

  Response:    The Company takes note of the Staff's comment and appreciates that the Staff must review all exhibits before the registration statement is declared effective. All remaining exhibits will be included in a subsequent amendment to the Registration Statement.

2.
Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

  Response:    The underwriters have advised the Company that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with the NASD. Prior to the effectiveness of the Registration Statement, a representative of the NASD will orally advise the Staff that the NASD has no objections.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
Baltimore    Beijing    Boston    Brussels    London    New York    Oxford    Palo Alto    Waltham    Washington

3.
Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

  Response:    The Company has included artwork in the prospectus on the inside front and back covers and on page 64 of the prospectus.

4.
We note the industry and market data cited throughout the document and as specifically referenced on page 114. Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

  Please provide similar support for other qualitative and quantitative statements regarding your business and/or industry. We note, for example, your assertion that you are "a leading provider of infrastructure solutions" on page 1 of the prospectus and the claim on your website that you are "the" leading provider. Also revise to indicate by what measure you define "leading," be it by revenues, market share, or some other standard.

  Response:    The Company is supplementally providing the Staff with the requested supporting materials. The Company advises the Staff that the industry and market data cited in the prospectus is commercially available to the public and was not prepared specifically for the Company. The Company respectfully requests that, upon the completion of its review of the supplemental materials provided with this letter, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933 to Karen Abrams, WilmerHale, 60 State Street, Boston, MA 02109.

  In response to the Staff's comment, the Company has revised page 1 of the prospectus to concisely state that its claim that it is "a leading provider of infrastructure solutions that enable mobile operators to deliver multimedia services to their subscribers" is based on the deployment of the Company's products by over 60 mobile operators in 25 countries—including many of the world's largest mobile operators. The Company supplementally advises the Staff that it provides its products and services to eight of the ten largest CDMA2000 1X mobile operators in the world, as measured by the number of subscribers, and to eight of the ten largest CDMA2000 1xEV-DO mobile operators in the world, also measured by the number of subscribers.

  In response to the Staff's comment, the Company has also updated its website to describe the Company as "a leading provider of infrastructure solutions" rather than "the leading provider."

Prospectus Summary, page 1

5.
Your document is somewhat difficult to understand due to your substantial reliance, on technical and business jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to reduce the amount of jargon throughout the rest of the prospectus. Where you retain such terms, explain terms which are either highly technical in nature, or whose meaning is not readily apparent. We note, by way of example only, the references to "packet core network," "mobility management," "call control," "access-independent," "packet-based multimedia, infrastructure," "scalable" and "throughput" in your summary. As another example, rather than use the vague term "solutions," briefly summarize in plain English the hardware and software products and services you offer. In this regard, the description of your hardware and software products and the ways in which you earn revenues in the Overview section of your MD&A is easier to understand than your summary disclosure.

  Response:    The Company has revised pages 1-3 of the prospectus to eliminate technical and business jargon, and has reduced the amount of jargon throughout the rest of the prospectus (including revisions to pages 35 and 62-66 of the prospectus) in response to this comment. The Company has eliminated the use of "mobility management," "call control" and "throughput" in the prospectus. The Company has also reduced the use of, and explained in plain English the meanings of, the terms "packet core network," "access-independent" and "scalable" in the prospectus. The Company has also reduced the use of the term "solutions" and clarified the disclosure on pages 1-3 and 62 to summarize in plain English the hardware and software products and services it offers.

6.
When disclosing your revenues and net income in 2006 in the third paragraph under "Overview," also provide balanced disclosure of your accumulated deficit and the fact that the majority of your net income in 2006 was attributable to interest income.

  Response:    The Company has revised pages 1 and 62 of the prospectus in response to this comment.

7.
Your disclosure indicates that all outstanding shares of your convertible preferred stock will convert into common stock upon the closing of the IPO. In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock. Also revise to disclose the conversion ratios and clarify that the preferred shares automatically convert to common stock upon the completion of the offering rather than at the option of the preferred shareholders.

  Response:    The Company confirms that the registration statement will not cover the issuance of common shares issued upon conversion of the various series of privately-sold convertible preferred stock. In addition, the Company has revised page 4 of the prospectus to clarify the disclosure relating to the conversion of the preferred shares in response to this comment.

Risk Factors, page 7

Claims by others that we infringe their proprietary technology.... page 21

8.
The disclosure in this risk factor discussion appears inconsistent with the last paragraph under "Legal Proceedings" on page 75. Please explain why you do not expect that the ultimate costs to resolve the legal matters will have a material adverse effect on your financial position, result of operations or cash flows in light of the risk factor disclosure that an adverse result in the patent infringement lawsuits "may require [you] to pay substantial... damages" and "may force [you] to limit or cease development, manufacturing and sales" of your product. Also ensure that you provide quantified disclosure of the relief sought by UTStarcom. Further, please keep us informed about the progress of the litigation described in this section and update your disclosure accordingly.

  Response:    The Company respectfully notes that the risk factor disclosure on pages 21-22 of the prospectus presents a discussion of the potential effect of a worst-case resolution of the discussed patent infringement lawsuit, while the disclosure under "Legal Proceedings" on pages 78-79 describes the Company's current expectations relating to the resolution of all legal proceedings, claims and litigation involving the Company, including the patent infringement lawsuit. In addition, the Company respectfully notes that one lawsuit formerly described in the risk factors has been resolved, and the disclosure has been appropriately revised. Accordingly, the Company respectfully submits that the disclosure in the risk factor is not inconsistent with the disclosure in the last paragraph under "Legal Proceedings" because while it is possible that the resolution of the patent infringement lawsuit may require the Company to pay substantial damages and subject the Company to injunctive relief, the Company does not currently expect the resolution of the lawsuit to have a material adverse effect on its financial position, results of operations or cash flows.

  The Company has revised the disclosure on pages 79 and F-30 of the prospectus to provide quantified disclosure of the relief sought by UTStarcom in response to the Staff's comment and to disclose developments in the litigation since the initial filing of the Registration Statement on March 6, 2007. In addition, the Company will monitor the progress of the litigation described in the "Legal Proceedings" section and update its disclosure accordingly.

Use of Proceeds, page 28

9.
Your disclosure in this section indicates that the proceeds from this offering "may" be used to financing your growth, developing new products, etc., while you state in "Liquidity and Capital Resources" that you "expect to utilize the proceeds of this offering to expand (y)our business, markets and offerings." Please revise to clarify your intention with respect to the use of proceeds. To the extent that you do not have any specific plans for the proceeds, then discuss the principal reasons for pursuing the offering at this time. See Item 504 of Regulation S-K.

  Response:    The Company has revised the disclosure on pages 28 and 58 of the prospectus to clarify its intention with respect to the use of proceeds. In addition, the Company has revised page 28 of the prospectus to discuss the principal reasons for pursuing the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

10.
We note your efforts to penetrate the GSM/UMTS market. Please expand upon this by discussing the perceived impact that further penetration into the GSM/UMTS market will have on the company's financial condition and results of operation on a forward-looking basis. In this regard, we note the risk factor disclosure on page 10 ("...we intend to devote significant sales and marketing resources to further penetrate the GSM/UMTS market.") and believe that the risk factor disclosure should be elaborated upon from a financial point of view in the Overview section.

  Response:    The Company has revised the disclosure on page 35 of the prospectus in response to the Staff's comment.

11.
Please expand your discussion of operations to include the changes in your relationship with Nortel Networks in 2006 and any trends in revenue that may result from a subsequent loss of business with Nortel Networks. Refer to the guidance in Financial Reporting Codification Section 501.02. In doing so, please address management's assessment as to whether and how the company can continue to sustain its growth without this relationship in place.

  Response:    The Company has revised the disclosure on pages 36-37 of the prospectus in response to the Staff's comment.

12.
Also, please expand the discussion of stock compensation on pages 38 through 40 to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

  Response:    The Company takes note of the Staff's comment and will revise the discussion of stock compensation as requested in a subsequent amendment to the Registration Statement once the estimated IPO price is disclosed.

Application of Critical Accounting Policies and Use of Estimates, page 37

13.
Please tell us how you determine VSOE and provide us with a description of the types of arrangements that typically result in deferral of revenue. Also tell us in detail how you account for future upgrades.

  Response:    The Company supplementally advises the Staff that it has established VSOE of fair value for services for four customer classifications: end users, high volume end users, Japan resellers and worldwide resellers. The Company generally establishes VSOE for maintenance and support ("M&S"), the most prevalent undelivered element in its customer arrangements, based upon renewal rates in agreements with customers in the classifications described above.

  Generally, any arrangement that contains undelivered service elements, such as M&S, will result in the deferral of revenue, which is the case with most of the Company's customer arrangements. The Company typically defers M&S revenue based on the VSOE of fair value and recognizes that revenue ratably over the duration of the M&S delivery period, and the remainder of the arrangement fee is recognized on the residual method. In arrangements that include delivery of installation services, the Company typically defers revenue for all elements pending delivery of the installation services. In arrangements that include delivery of training services, the Company defers the value of the training services pending delivery of those services. The value of training and installation services is based upon the prices paid when those services are sold separately. To date, revenues from training services have not been material.

  The Company provides future unspecified upgrades to its customers on an as available basis in conjunction with M&S services. Provided customers renew their M&S services, which they typically do, they are entitled to receive software product updates and upgrades, advance replacement and 7x24 call center support services. Accordingly, fees associated with these upgrades are included in the M&S fees, which are deferred and recognized ratably over the duration of the M&S delivery period. In those situations where specified upgrades are provided to customers, all arrangement fees are deferred and recognized upon delivery of the upgrade.

14.
Revise your critical accounting policies disclosure to quantify the impact of estimates on VSOE and disclose the amount of deferred revenue and costs deferred on transactions for which VSOE cannot be determined. Also disclose the types of arrangements that typically result in the deferral of revenue. Please revise your accounting policy for revenue recognition on page F-10 accordingly.

  Response:    The Company has revised the disclosure on pages 39 and F-11 in response to the Staff's comment.

Results of Operations, page 43

15.
You indicate under "Research and development" that you intend to invest significantly in your research and development efforts. Likewise, you state under "Sales and marketing" and "General and administrative" that you expect these expenses to increase. To the extent practicable, please quantify the amount by which you expect these three areas to increase or otherwise indicate the magnitude of the anticipated increase in expenses.

  Response:    The Company has revised the disclosure on pages 48 and 49 in response to the Staff's comment.

16.
Please include a comparison of net income for all appropriate periods.

  Response:    The Company has included disclosure on pages 50 and 55 in response to the Staff's comment.

Liquidity and Capital Resources, page 54

17.
Although we note that you will have sufficient funds to meet your cash requirements for "at least the next twelve months," please provide a discussion regarding the company's ability to meet its long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient. In this regard, please address when you may require additional capital from equity or debt financing in the future to fund your operations, as mentioned the risk factor on page 18.

  Response:    The Company has revised the disclosure on page 58 in response to the Staff's comment.

Change in Accountants, page 58

18.
We note that you restated your financial statements subsequent to the dismissal of Ernst & Young LLP and that PricewaterhouseCoopers LLP reaudited the 2003 financial statements. Please expand the disclosure to describe the nature of the restatement.

  Response:    The Company has revised the disclosure on page 61 in response to the Staff's comment.

Business, page 59

Customers, page 70

19.
We note the disclosure of your revenues based on your customers' geographical locations. Please provide all of the other information about geographic areas required by Item 101(d) of Regulation S-K.

  Response:    The Company has revised the disclosure on page 74 in response to the Staff's comment.

20.
Identify the mobile operator that accounted for a majority of your sales to Nortel Networks in 2006, or more than 20% of your revenues in 2006.

  Response:    The Company has revised the disclosure on pages 8, 12, 37, 73 and 74 in response to the Staff's comment.

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

Components of our Executive Compensation Program, page 84

21.
We note that Mr. Kahhale is not compensated on the same general basis as the other named executive officers with respect to cash bonuses but instead receives commissions based on your worldwide bookings and payments for orders. Please expand the discussion of these bonus payments to clarify when they are paid and also to address, how they, are determined, and why and how the company believes this particular structure satisfies the company's overall compensation objectives.

  Response:    The Company has revised the disclosure on pages 89-90 in response to the Staff's comment.

Principal and Selling Shareholders, page 100

22.
Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by shareholders that are not natural persons. Note that you should identify all natural persons who may be deemed to beneficially own the shares, such as all of the managing directors of Highland Management.

  Response:    The Company has revised the disclosure on pages 105-106 in response to the Staff's comment.

23.
Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments after reviewing your response.

  Response:    The Company advises the Staff supplementally that it has not finalized the list of selling stockholders. The Company takes note of the Staff's comment and will inform the Staff whether any of the selling stockholders are broker-dealers or affiliates of broker dealers following its completion of the selling stockholder list.

Experts, page 114

24.
Refer to your disclosure of common stock valuation on pages 39 and F-14. Please revise the disclosure on page 114 to identify the independent valuation firm, Gordon Associates, Inc., which provided valuations of your common stock.

  Response:    The Company has revised the disclosure on page 118 in response to the Staff's comment.

Financial Statements

Note 3—Summary of Significant Accounting Policies, page F-7

25.
Refer to your revenue recognition policy on page F-10. We note on page 71 that you grant Verizon Wireless non-exclusive, non-transferable, perpetual, worldwide licenses to several software features in your products in exchange for up-front license fees. Please tell us and disclose your revenue recognition policy for this arrangement.

  Response:    The Company supplementally advises the Staff that it sold enterprise licenses and M&S for four software products to Verizon Wireless. Each of the software products were transacted individually at an agreed upon enterprise license fee. However, the Company considered these licenses as a bundle for accounting purposes since all of the licenses reside in a single licensing agreement, the terms of which were negotiated and agreed upon simultaneously. The fees associated with these licenses and related M&S were deferred pending receipt of customer acceptance for each software product.

  The Company recognized revenue for the enterprise license fees, based upon the residual method at the time all recognition criteria were satisfied and is recognizing the M&S for this arrangement over the service period.

  The Company has revised the disclosure on page F-11 of the prospectus in response to the Staff's comment.

26.
Tell us how you determined the fair value of your common stock for restricted stock and stock options granted in 2006 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

  •
  the grant date;

  •
  the grantee;

  •
  vesting terms;

  •
  exercise price;

  •
  estimated fair value of the option and the underlying common stock;

  •
  the total amount of compensation cost; and

  •
  the amount recognized as expense.

  We may have additional comments when you disclose the anticipated offering price.

  Response:    The Company supplementally provides the following historical information relating to the valuation of its common stock from January 1, 2006 through April 13, 2007. Following is a schedule of equity related grants during this period:

Grant Date	Shares	Grantee	Vesting	Exercise or Purchase Price	FV of Common Stock	Fair Value of Award		Total Compensation Cost (1)		Comp Expense Recognized in 2006
2/2/2006	73,000	Various employees	(2)	$1.10	$1.10	$0.73		$51,593		$28,367
4/18/2006	1,353,000	Various employees	(2)	1.10	1.10	0.73		952,970		495,580
4/18/2006	100,000	Director	(2)	1.10	1.10	0.73		71,342		34,278
4/18/2006	5,000	Non-employee	(2)	1.10	1.10	2.70	(3)	13,488		8,443
6/15/2006	239,000	Various employees	(2)	1.10	1.28	0.93		236,513		83,587
6/15/2006	100,000	Director	(2)	1.10	1.28	0.93		71,163		22,466
9/29/2006	1,836,000	Various employees	(2)	1.10	2.66	2.14		3,830,119		624,148
10/25/2006	36,000	Various employees	(2)	1.10	2.99	2.45		85,553		10,437
12/14/2006	445,500	Various employees	(2)	3.42	3.42	2.26		979,980		30,224
12/14/2006	100,000	Director	(2)	3.42	3.42	2.26		219,741		6,245
12/22/2006	300,000	Director	Restricted Stock (2)	3.42	3.42	—		—		—
1/10/2007	400,000	Thierry Maupile	(2)	3.42	3.42	2.26		874,330
2/8/2007	100,000	Thierry Maupile	Restricted Stock (2)	0.01	3.91	3.90		160,654	(4)
2/8/2007	284,271	Paul Milbury	(5)	3.91	3.91	2.58		705,893
2/8/2007	365,729	Paul Milbury	Restricted Stock (5)	0.01	3.91	3.90		1,405,809
2/9/2007	577,000	Various employees	(2)	3.91	3.91	2.58		1,451,739
3/2/2007	71,000	Various employees	(2)	3.91	3.91	2.58		178,624
4/13/2007	1,622,900	Various employees	(2)	5.50	5.50	3.65		5,923,585

								$17,213,096		$1,343,775

(1)
Total compensation cost includes an estimate for forfeitures.

(2)
Vests over 4 years; 25% on first anniversary and 6.25% quarterly thereafter.

(3)
Grant is being marked to market, fair value is the current fair value not the fair value on date of grant

(4)
An equal number of options from the grant on 1/10/07 were cancelled and regranted as restricted stock. Compensation cost was calculated on the initial grant. The increase in compensation cost is shown for this grant.

(5)
The combined award of 650,000 shares vests over 4 years with 25% vesting at the end of year 1 and the remainder vesting 6.25% per quarter thereafter.

  The options granted on February 2, 2006 were valued at $1.10 per share based on a contemporaneous valuation by the Company's board of directors. This valuation was consistent with the common stock value determined in late-2005 which represented a 64% discount to the redeemable convertible preferred stock issued in May through September 2005 due primarily to the common stock being subordinate to the preferred stock with regard to dividends and liquidity preference, the lack of an established market and the common stock's transfer restrictions. Further, in February 2006, the board of directors noted the Company's operating results for 2005 indicated that bookings were significantly lower than anticipated and were relatively consistent to the amount of bookings in 2004 and the Company had not established a significant relationship with a GSM/UMTS mobile operator. Based on these factors, the board of directors determined the value of the Company's common stock was $1.10 per share.

  Following its February 2, 2006 valuation, the board of directors requested that the Company engage an independent valuation firm to perform a valuation of the Company's common stock and the Company engaged Gordon Associates, Inc. ("Gordon Associates") to prepare the valuations.

  Gordon Associates prepared the valuations based on various information provided by the Company including financial projections, historical financial results, capitalization information, preferred stock agreements, cumulative dividends and outstanding options and restricted stock. In addition, management provided input regarding industry background and the Company's operations in particular. In all of the valuations, Gordon Associates determined the value of the Company based on the Market Approach (multiples of revenue and EBITDA) and the Income Approach (capitalization of cash flow and discounted cash flow). The February 2006 and August 2006 valuations were prepared utilizing the Current Value Method to allocate enterprise value to the classes of equity as described in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation ("Practice Aid"). This method allocates enterprise value assuming the preferred shareholders will exercise their conversion rights if doing so is more beneficial to them. The November 2006, January 2007 and March 2007 valuations were prepared utilizing the Probability Weighted Expected Return Method ("PWERM") as described in the Practice Aid.

  Set forth below is a summary of the financial parameters utilized in each of the valuations to determine enterprise value assuming the Company continues to operate as a private company.

	Feb '06(1)	Aug '06(2)	Nov '06(3)	Jan '07(4)	Mar '07(5)
Revenue	$73,316	$75,775	$91,890	$94,350	$94,350
Multiple	3.8	4.3	5.1	5.3	5.1
EBITDA	$8,745	$6,595	$9,621	$7,468	$7,713
Multiple	20.3	19.7	20.4	22.3	20.5
Discount rate	18.5%	19.0%	18.5%	18.7%	18.4%
Capitalization rate	7.7%	10.2%	9.7%	10.3%	10.0%
Marketability discount	30.0%	25.0%	20.0%	15.0%	10.0%
Value per common share	$0.99	$1.09	$3.42	$3.91	$5.05

(1)
Revenue and EBITDA derived from preliminary 2005 operating results.

(2)
Based on an average of 2005 actual results and 2006 projected results

(3)
Revenue and EBITDA based on projected 2006 results.

(4)
Revenue and EBITDA based on preliminary 2006 results.

(5)
Revenue and EBITDA based on actual 2006 results.

  Discussion of the February 2006 Valuation

  The February 2006 valuation was prepared utilizing the current value method as described in the Practice Aid. The PWERM was considered, but was not utilized as the probabilities and timing of the various liquidity event scenarios could not be reliably estimated. As discussed previously, at that point in time, the Company had experienced no bookings growth in 2005 as compared to 2004, bookings were significantly lower than expectations for 2005 and the Company had only had its first year of positive earnings and cash flow from operations. These circumstances created significant uncertainty relative to the viability of liquidity events such as an Initial Public Offering ("IPO") or sale. In addition, management and the board of directors believed that before a successful IPO or sale was possible, despite the Company's leadership position with CDMA operators, it was necessary for the Company to penetrate the GSM/UMTS market as GSM networks represent a large majority of the total addressable market opportunity for the Company's products. At the time the February 2006 valuation was prepared, the Company had not yet achieved market traction with any significant GSM operator.

  Based on the facts discussed above and the independent valuation resulting in a lower per share value, the board of directors concluded to value the Company's common stock at $1.10 per share. The board of directors continued to value the Company's common stock at this amount at the time of the April 18 and June 15, 2006 share-based grants since the majority of the facts and circumstances leading to the $1.10 per share value remained unchanged.

  Discussion of the August 2006 Valuation

  The August 2006 valuation utilized the current value method of allocation and resulted in a per share fair value of $1.09. Gordon Associates utilized this method because, at the time of this valuation, the decision to prepare for an IPO had not been made, investment bankers had not been interviewed and members of the board of directors and management believed it was necessary for the Company to further penetrate the GSM market. All of these events resulted in uncertainty regarding the prediction of the probabilities and timing of various liquidity scenarios. Based on these circumstances and the results of the independent valuation, the board of directors continued to value the Company's common stock at $1.10 per share at the time of the September 29 and October 25, 2006 share-based grants.

  In conjunction with its implementation of SFAS 123R and the preparation of its financial statements for the year ended December 31, 2006, the Company reviewed the value at which its stock awards were granted including a review of significant operational and financial events that occurred during the year.

  The Company received its first significant purchase order from a GSM operator in June 2006. The purchase order was from an operating company of one of the largest GSM operators in the world, but was related to a corporate enterprise network rather than a consumer network which is a smaller overall market opportunity for the Company's products. This was a significant event in the Company's development as it provided credibility for our products with this significant GSM operator and other operators, however management and the board of directors believed additional evidence of GSM penetration was necessary for the Company to consider a potential liquidity scenario.

  Subsequent to receiving the GSM purchase order referred to above, the Company participated in a vendor selection process for a company-wide project with the GSM operator referred to above. This process included submissions of requests for proposal and draft contractual arrangements all of which culminated in our selection as a qualified vendor the operating companies of this mobile operator may select for their individual implementations of the company-wide project. The notification of this selection was received in December 2006, which was another significant event, however this selection did not provide any assurance of the level of business we could expect, if any, related to the company-wide project. Subsequent to our selection as one of the two approved vendors for the company-wide project, the process required that the Company negotiate a contract for this project, with the GSM operator, which was completed in early February 2007—another significant event.

  Despite the Company's selection as a potential vendor and completion of the contract for the company-wide project, the Company continued to have no assurance that we would be selected by any of the operating companies of the GSM operator. In order to sell our products to the individual operating companies, the Company is required to be selected and to negotiate a contract directly with each operating company. The Company has entered into discussions with several of the operating companies and received its first purchase order related to the company-wide project in mid-March 2007. The Company continues to discuss contracts with additional operating companies.

  In light of events discussed above regarding the GSM operator, the Company retrospectively reviewed the fair value of its common stock for financial reporting purposes. The Company prepared an estimate of the fair value of its common stock assuming the PWERM had been utilized in the August 2006 valuation. This estimate was prepared utilizing the values determined for the IPO, sale and liquidation scenarios from the November 2006 valuation. This analysis indicated the range of fair values of the Company's common stock at the time of the August 2006 valuation was $1.89 to $2.21 per share.

  Based on the information discussed above, management concluded the fair value of the Company's common stock increased subsequent to June 2006 and therefore the value utilized to measure compensation expense was higher than the value originally assigned on the grant dates. In addition, management concluded that, due to the events with the GSM operator occurring throughout the period subsequent to June 2006 in the form of a series of incremental events, the increase in value occurred in a ratably consistent manner over the period from June to December 2006. The upper end of the values determined in the analysis of the August 2006 valuation discussed above further support this pattern of increasing value. Therefore, for financial reporting purposes, the share-based grants on June 15, September 29 and October 25, 2006 were re-measured at values of $1.28, $2.66 and $2.99 per share, respectively.

  Discussion of the November 2006 Valuation

  Based on the discussion above, management and the board of directors determined the preparation of an updated valuation was appropriate and since the probability and timing of a potential IPO had become more estimable, the PWERM was utilized to determine the fair value of common stock. Consequently, Gordon Associates prepared the November 2006 valuation, considering the following scenarios:

    •
    Completion of an IPO

    •
    Private sale

    •
    Remaining private

    •
    Liquidation

  The enterprise value was determined for each of these scenarios and was allocated to the preferred and common stockholders to determine a fair value per share of the common stock. The probability of occurrence of each of the liquidity scenarios was applied to determine a weighted-average value per share. Following is a summary of the fair value per share and the assumed probabilities for each of the scenarios.

	Value Per Share	Probability	Extension
IPO	$4.57	50%	$2.29
Sale	3.42	10%	0.34
Remain Private	2.25	35%	0.79
Liquidation	—	5%	—

Derived value per share			$3.42

  As noted earlier, a marketability discount of 20% was utilized in the November 2006 valuation. Gordon Associates reduced this assumption from the 30% and 25% discounts assumed in the February 2006 and August 2006 valuations, respectively. These reductions reflect the positive operational events noted above and that the Company had begun the process of engaging an investment banking firm, which indicated the increased probability of an IPO. The board of directors reviewed the November 2006 valuation at its December 14, 2006 meeting and concluded to utilize the value determined by the independent valuation firm of $3.42 per share for the Company's common stock at that time. Therefore the share-based grants on December 14 and December 22, 2006 and January 10, 2007 utilized the $3.42 per share value.

  Discussion of the January 2007 Valuation

  The Company requested that Gordon Associates update the valuation of the Company's common stock in January 2007 utilizing the same scenarios as the November 2006 valuation, utilizing the PWERM.

  The enterprise value was determined for each of these scenarios and was allocated to the preferred and common stockholders to determine a fair value per share of the common stock. The probability of occurrence of each of the liquidity scenarios was applied to determine a weighted-average value per share. Following is a summary of the fair value per share and the assumed probabilities for each of the scenarios.

	Value Per Share	Probability	Extension
IPO	$4.64	60%	$2.78
Sale	3.49	10%	0.35
Remain Private	3.12	25%	0.78
Liquidation	—	5%	—

Derived value per share			$3.91

  A marketability discount of 15% was utilized in this valuation. Gordon Associates reduced this assumption from the 20% discount assumed in the November 2006 to reflect the positive operational events and that the Company had engaged investment bankers and held an organizational meeting for a proposed IPO in mid-January 2007. The board of directors reviewed the January 2007 valuation at its February 8, 2007 meeting and concluded to utilize the value determined by the independent valuation firm of $3.91 per share at that time. Therefore, the shared-based grants on February 8, 9 and March 2, 2007 were issued at that value. The board of directors noted in their consideration of the valuation that the Company had successfully negotiated its company-wide contract with the GSM operator discussed above, which provided the ability for management to negotiate with the operating companies of the GSM operator. These operating companies are the ultimate customer for our products. In addition, the Company had made progress in its discussions with certain of Nortel Networks customers to enter into direct relationships, though no such agreements were completed at that point in time.

  Discussion of the March 2007 Valuation

  The Company requested that Gordon Associates update the valuation of its common stock in March 2007 utilizing the same scenarios as the November 2006 and January 2007 valuations utilizing the PWERM. A key difference in this valuation however was that the valuation firm utilized the preliminary price range provided to the Staff as the value for the IPO scenario in its valuation. Gordon Associates concluded it was appropriate to utilize the mid-point of the range in its valuation.

  The enterprise value was determined for each of these scenarios and was allocated to the preferred and common stockholders to determine a fair value per share of common stock. The probability of occurrence of each of the liquidity scenarios was applied to determine a weighted-

  average value per share. The following is a summary of the fair value per share and the assumed probabilities for each of the scenarios.

	Value Per Share	Probability	Extension
IPO	$5.60	75%	$4.20
Sale	3.82	10%	0.38
Remain Private	3.14	15%	0.47
Liquidation	—	0%	—

Derived value per share			$5.05

  A marketability discount of 10% was utilized in this valuation. Gordon Associates reduced this assumption from the 15% discount assumed in the January 2007 valuation to reflect that the Company had filed its Form S-1 for an IPO with the Commission. The board of directors reviewed the March 2007 valuation at its April 13, 2007 meeting and concluded to utilize $5.50 per share as the fair of the Company's common stock for share-based awards granted on April 13, 2007. In making its determination, the board of directors considered the independent valuation, the preliminary valuation range supplementally provided to the Staff, the completion of the Company's first agreement with an operating company of the GSM operator discussed above, the receipt of a purchase order from that operating company and the forecasted company results for the first quarter of 2007.

  The board of directors further considered that $5.50 per share is within the preliminary IPO value range provided to the Staff and that it is reflective of the common stock's lack of marketability and the risk that the offering may not be completed.

27.
Also, please provide us with an analysis that compares the estimated fair value of your common stock to issuances of preferred stock in 2006 and tell us how the preferred stock issuances impacted your determination of the fair value of your common stock.

  Response:    The Company respectfully notes that it did not issue any preferred stock in 2006. Accordingly issuances of preferred stock in 2006 were not a factor considered in the valuation of the Company's common stock during 2006. However, as described on page 41 of the prospectus and in the response to Comment 26 above, the price at which the Company issued Series E preferred stock from May to September 2005 was one of several factor considered by the Company's Board of Directors when it determined the fair value of the Company's common stock in February 2006.

28.
Please tell us how you determined that the significant event of receiving a purchase order from one of the world's largest GSM operators in June 2006 only impacted the fair value of your common stock by less than 20%.

  Response:    As discussed on pages 3, 11, 35, 41 and 67 of the prospectus, the Company believes penetration of the GSM/UMTS market is critical for it to achieve sustainable revenue growth that would enable potential liquidity scenarios to be practical for purposes of valuing the Company's common stock. The Company received its first significant purchase order from a GSM operator in June 2006. The purchase order was from an operating company of one of the largest GSM operators in the world, but was related to a corporate enterprise network rather than a consumer network which is a smaller overall market opportunity for the Company's products. This was a significant event in the Company's development as it provided credibility for our products with this significant GSM operator and other operators, however management and the board of directors believed additional evidence of GSM/UMTS market penetration was necessary for the Company to consider a potential liquidity scenario. The Company respectfully submits that the purchase order by itself was only a significant first step, not an event that would result in considerable value growth in and of itself.

  The Company supplementally advises the Staff that in order to increase value, the Company believed it was necessary to further penetrate this major mobile operator and to establish relationships with additional GSM operators. Subsequent to June 2006, the Company participated in a vendor selection process for a major company-wide project with the parent company of the GSM operator referred to above. This process included submissions of requests for proposal and draft contractual arrangements all of which culminated in the Company's selection as a qualified vendor that may be selected by the operating companies of this mobile operator for the implementation of their company-wide project. This notification was received in December 2006 and was another significant step. However, this selection did not provide any assurance of the level of business that the Company could expect from the GSM operating companies, if any. The next step in the process required that the Company negotiate a contract for this company-wide project, which was completed in early February 2007. The negotiation of the contract was another significant event.

  Despite the Company's selection as a potential vendor and completion of the company-wide project related contract, the Company still had no assurance that it would be selected by any of the operating companies of this operator. In order for the Company to sell its products to the individual operating companies the Company was required to be selected and to negotiate a contract directly with each operating company. The Company has entered into discussions with several of the operating companies and received its first purchase order related to the company-wide project in mid-March 2007. The Company continues to discuss contracts with additional operating companies.

  The Company respectfully submits, based on the discussion above, that the June 2006 was the initial event in a series of critical events that occurred over an extended period of time which correlates to the time period over which the increase in value occurred.

Note 11 - 2000 Stock Incentive Plan, page F-23

29.
Please expand the disclosure on page F-25 to include stock option activity for all periods presented.

  Response:    The Company has revised the disclosure on page F-26 in response to the Staff's comment.

*        *        *

        If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Corey DuFresne of this firm at (617) 526-6039.

Very truly yours,

/s/ PHILIP P. ROSSETTI

Philip P. Rossetti

cc:
Ashraf M. Dahod, Starent Networks, Corp.
Kevin F. Newman, Esq., Starent Networks, Corp.
Mark G. Borden, Esq., WilmerHale
Corey C. DuFresne, Esq., WilmerHale
Adam M. Dinow, Esq., Wilson Sonsini, Goodrich & Rosati